SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12B-25

                        Notification of Late Filing
                       Commission File Number O-1437

(Check one):   (  ) Form 10-K    (  ) Form 11-K    (  ) Form 20-F
            (x) Form 10-Q    (  ) Form N-SAR

          For period ended              April 30, 2001

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

          For the transition period ended

          Nothing in this form shall be construed to imply that the Com-mission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                  PART I
                          REGISTRANT INFORMATION

     Full name of registrant       MEDICAL ADVISORY SYSTEMS, INC.


     Former name if applicable

                                        8050 SOUTHERN MARYLAND BOULEVARD
     Address of principal executive office (Street and Number)

     City, State and Zip Code      OWINGS, MARYLAND  20736



                                  12b25-1



                                  PART II
                          RULE 12B-25(B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check where appropriate.)

( )       (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

( )       (c)  The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.

                                 PART III
                                 NARRATIVE

          State below in reasonable detail the reasons why Form
10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

      Financial staff was unable to complete the MD&A and the financial portion of the 10-Q by the end of the period and are requesting a five day extention. The report was filed on 14-Jun-2001 at 17:32 which was 2 minutes late I am therefore requesting the extension as submitted here.

                                  PART IV
                             OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

  ROBERT C. SNYDER, CFO                        (301)  855-8070
- -----------------------------------------------------------------
  (Name)                         (Area Code)  (Telephone Number)

          (2)  Have all other periodic reports required under
Section 13 or 15(d) or the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                            (X) Yes        ( ) No






         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            ( ) Yes        (X) No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                       MEDICAL ADVISORY SYSTEMS, INC.
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  June 15, 2001         By /s/ Robert C. Snyder
                                      Robert C. Snyder
                                   Chief Financial Officer